Greens Worldwide Incorporated
(a/k/a Black Castle Developments Holdings)
Park Place Building
7815 N. Palm Avenue, Suite 220
Fresno, CA 93711
Phone: (559) 435-2300

February 3, 2012

VIA EDGAR TRANSMISSION
Duc Dang, Senior Counsel
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington DC 20549

Re:  Request for Withdrawal of Registration Statement on Form 10-12(g), File No.: 000-25025, Filed December 7, 2011

Dear Mr. Dang

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Black Castle Developments Holdings , formerly Greens Worldwide Incorporated, a Nevada corporation, (the “Registrant”) hereby respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registrant’s Registration Statement on Form 10-12g (File No. 000-25025), together with all exhibits and amendments thereto (the “Registration Statement”), effective as of the date hereof.  The Registration Statement was initially filed with the Commission on December 7, 2011.

The Registrant is withdrawing the Registration Statement as it has decided not to pursue same at this time.

The Registrant acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement.  However, the Registrant requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account to be offset against the filing fee for the filing of any future registration statement or registration statements.

If you have any questions or require further information or documentation regarding the foregoing, please do not hesitate to contact the undersigned at (559) 435-2300.  Please forward a copy of the order withdrawing the Registration Statement to the undersigned at the address set forth in the letterhead above.

Very truly yours,

Greens Worldwide Incorporated (a/k/a Black Castle Developments Holdings)

/s/ Jeff Holroyd
By:  Jeff Holroyd
Title:  President and COO